Exhibit 11

Code of Conduct

Engage:BDR Limited

ACN 621 160 585

Approved by the Board
Approved on	20 October 2020
Next Review Date	October 2021

1.	Application

1.1	engage:BDR Limited (ACN 621 160 585) (Company) and its subsidiaries (collectively, the Group) are committed to high standards of corporate governance and professional behaviour.

1.2	This purpose of this Code of Conduct is to provide a framework for decisions and actions in relation to ethical conduct in employment. It underpins the Company’s commitment to integrity and fair dealing in its business affairs and to a duty of care to all employees, clients and stakeholders. The document sets out the principles covering appropriate conduct in a variety of contexts and outlines the minimum standard of behaviour expected from employees.

2.	Reasons for this Code

2.1	The objectives of this Code are to ensure that:

(a)	high standards of corporate and individual behaviour are observed by all Employees in the context of their employment or engagement with the Group;

(b)	Employees are aware of their responsibilities to the Group under their contract of employment and always act in an ethical and professional manner; and

(c)	all persons dealing with the Group, whether it be Employees, shareholders, suppliers, customers or competitors, can be guided by the stated values and practices of the Group.

2.2	The Group is committed to complying with this Code and expects that all Employees comply fully with it. Employees should at all times comply with both the spirit as well as the letter of all laws which govern the operation of the Group and the principles of this Code. Further, Employees should always use due care and diligence when fulfilling their role or representing the Group and should not engage in any conduct likely to bring discredit upon the Group.

3.	Conduct expected of Employees

3.1	All Employees should:

Integrity

(a)	act honestly and in good faith at all times and in a manner which is in the best interests of the Group as a whole;

Conflicts of interest

(b)	conduct their personal activities in a manner that is lawful and avoids conflicts of interest between the Employee’s personal interests and those of the Group and its customers. Where there is a potential conflict, the Employee should report that conflict to their manager, the Company Secretary or a relevant adviser;

Corporate opportunities

(c)	not take advantage of property, information or position, or opportunities arising from these, for personal gain or to compete with the Group;

Confidentiality

(d)	restrict the use of non-public information (whether specific to the Group or entrusted to it by others) except where disclosure is authorised or legally required;

(e)	not make improper use of any information acquired by virtue of being an Employee, including the use of that information for personal gain or the gain of another party or in breach of a person’s privacy;

Trading in securities

(f)	comply with the Company’s Securities Trading Policy when trading in securities, including trading in securities of the Company. The purpose of the Securities Trading Policy is to ensure compliance with the law and to minimise the scope for misunderstandings or suspicions regarding Employees trading in securities while in possession of non-public price sensitive information;

Responsibilities to key stakeholders

(g)	always deal with shareholders, clients, customers, suppliers, competitors and other Employees in a manner that is lawful, diligent and fair and with honesty, integrity and respect;

Protection and proper use of the Group’s assets and property

(h)	ensure that the Group’s assets and property (including intellectual property) are protected and only used for authorised and legitimate business purposes;

Anti-bribery and gifts

(i)	always comply with laws against bribery, corruption and related conduct applying to the Group in all the jurisdictions where the Group operates;

(j)	not offer any unlawful inducements, secret commissions or bribes to further the Group’s business interests, and not accept any money or opportunity or other benefit that could be interpreted as an unlawful inducement, secret commission or bribe;

(k)	exercise care in accepting hospitality, entertainment or gifts over and above that required for the normal conduct of the business or which might compromise the Employee’s impartiality;

Dealings with politicians and government officials

(l)	conduct any dealings with politicians and government officials which relate to the Group and its business activities at arm’s length with the utmost professionalism;

(m)	not make any donation or other financial contribution to any political party or candidate for an election or sponsor any organisations (other than in a purely personal capacity) without seeking and obtaining prior written approval from the Company Secretary;

Privacy

(n)	must respect and safeguard the privacy of personal information held by the Group regarding its clients, customers, suppliers, employees and others;

Compliance with laws and regulations

(o)	always act in a manner that is in compliance with all applicable laws and regulations. In addition, it is expected that all Employees will act in compliance with this Code and the Group’s other policies as in force from time to time; and

(p)	report any actual or potential breaches of the law, this Code or the Group’s other policies to their manager or the Company Secretary or a relevant adviser. If ever in doubt, Employees should seek advice immediately.

4.	Employment practices

4.1	The Group aims to provide a work environment in which all Employees can excel regardless of race, religion, age, disability, gender, sexual preference or marital status. In order to ensure that this occurs, the Group will from time to time maintain various policies relating to the workplace. Employees should familiarise themselves with such policies and ensure that they comply with them.

5.	Accounting policies and disclosure

5.1	The Group is committed to delivering to shareholders and the market accurate, timely and up-to-date information within both the letter and spirit of the Listing Rules of the Australian Securities Exchange, all relevant laws and applicable accounting standards.

6.	Whistleblower protection

6.1	The Group actively promotes and encourages ethical behaviour and protection for those who report violations in good faith. The Group will ensure that Employees are not disadvantaged in any way for reporting actual or suspected violations of this Code or other unlawful or unethical conduct and that matters are dealt with promptly and fairly.

6.2	Employees should contact the Company Secretary to report any concerns regarding ethical behaviour in the Company.

6.3	The Company will develop a Whistleblower Policy, which will when approved by the Board override Clauses 6.1 and 6.2.

7.	Compliance with this Code

7.1	The Company Secretary in conjunction with the Board has responsibility for monitoring and ensuring compliance with this Code, including the conduct of regular reviews of operations and general compliance.

7.2	Failure to comply with this Code is considered a very serious matter, may breach the law and, in the case of any employees, result in disciplinary action including termination of employment. In the case of contractors, a breach may result in termination or non-renewal of contractual arrangements.

8.	Questions

8.1	For questions about the operation of this Code, please contact the Company Secretary.